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                                                            EXHIBIT 99.A.17






Contact:    Investor Relations
            Robert Jaffe
            Pondel/Wilkinson Group
            (310) 207-9300 ext. 210



               TENDER OFFER PERIOD EXTENDED FOR HERBALIFE BUY-OUT

         LOS ANGELES, CA -- January 25, 2000 -- Herbalife International, Inc. (Nasdaq NM: HERBA, HERBB) reported today that MH Millennium Acquisition Corp., an entity controlled and beneficially owned by Mark Hughes, the Founder, Chairman, President and Chief Executive Officer of Herbalife, has extended the expiration of its previously announced tender offer to 5:00 p.m., New York City time, on Monday, February 14, 2000.

         Mr. Hughes indicated that he and his advisors are continuing to address the financing of the transaction. In addition, the Company noted that under the terms of the agreement governing the transaction, Mr. Hughes has the right to further extend the tender offer. As of the close of business on January 24, 2000, approximately 892,420 shares of Herbalife's Class A stock and 1,812,484 shares of Herbalife's Class B stock had been validly tendered and not withdrawn in response to the tender offer.

         On September 13, 1999, Herbalife announced that its Board of Directors accepted a definitive offer from Mark Hughes to purchase all company shares not owned by Mr. Hughes for $17.00 per share in cash.

     Herbalife International, Inc. markets nutritional, weight-management and personal care products in 46 countries worldwide. Herbalife products are available only through a network of independent distributors who purchase the products directly from the Company.

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